Exhibit 1.02

Conflict Minerals Report of PDF Solutions, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of PDF Solutions, Inc. (“PDF Solutions” or the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

PDF Solutions provides yield improvement technologies and services for the integrated circuit (“IC”) manufacturing process life cycle. PDF Solutions offers solutions that are designed to enable clients to lower costs of IC design and manufacture, enhance time to market, and improve profitability by addressing design and manufacturing interactions from product design to initial process ramps to mature manufacturing operations. PDF Solutions’ Characterization Vehicle® (CV®) test chips provide the core modeling capabilities, and are used by leading manufacturers in the industry. PDF Solutions’ pdFasTest® parallel testers are specifically tuned to the CV test chips to enable faster test times and orders of magnitude more electrical characterization information than traditional test approaches.

Due Diligence (Instructions 1.01(c)(1))

Overview: In accordance with the Rule 13p-1, PDF Solutions first undertook due diligence to determine whether Conflict Minerals were part of, or used in the manufacture of, any of its products.1  It was determined that tantalum, gold and tin are necessary to the functionality and production of the Company’s pdFasTest® testers (“In-Scope Product”). Accordingly, the Company then proceeded with a due diligence process based on the internationally recognized due diligence framework that was developed by the Organization for Economic Cooperation and Development as part of its “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Guidance”), which included:

●	Adopting a Conflict Minerals Policy;

●	Reviewing and assessing risk in the supply chain; and

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Adopting a strategy to continue responding to risks in the supply chain, including implementation of internal measures to strengthen Company engagement with suppliers, reporting risk management findings and implementing the risk management plan measures to exercise due diligence on the source and chain of custody of those conflict minerals. [2]

Work with Suppliers: In reviewing and assessing risk in the supply chain and implementing measures to strengthen engagement with suppliers and exercising due diligence on the source and chain of custody of the Conflict Minerals, PDF Solutions conducted a reasonable country of origin inquiry to determine whether the Conflict Minerals included in or used in the manufacture of the In-Scope Product in 2013 originated in the Democratic republic of Congo or an adjoining country (“Covered Country”). This inquiry included contacting suppliers of the parts that may contain Conflict Minerals, except for a few large suppliers (U.S. public companies whose statements containing relevant information are available on their websites), and asking them to provide information on the Conflict Minerals contained in each of the parts supplied by that supplier, in particular, the source of the Conflict Minerals, including smelter/refinery information and location of source mines. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative Conflict Minerals Reporting Template.

1 Paragraph 1.01(d)(3) of the Rule 13p-1 instructions for Form SD characterizes Conflict Minerals as: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

2 Paragraph 1.01(c)(1)(iii) of the Rule 13p-1 instructions for Form SD requires disclosure of certain types of steps “since the end of the period covered in [the registrant’s] most recent prior Conflict Minerals Report”. PDF Solutions understands that this instruction is inapplicable since there is no prior report.

Most suppliers responded to the survey, and PDF Solutions followed up with the unresponsive suppliers. Of the suppliers that responded, only two suppliers stated that they used Conflict Minerals. Upon receiving suppliers’ responses, PDF Solutions compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” for the Conflict Minerals.

Conclusion: Following a reasonable country of origin inquiry and subsequent due diligence, the Company cannot determine whether or not the In-Scope Product qualifies as DRC conflict free.  In these circumstances, during the temporary period prescribed by the Securities and Exchange Commission (i.e. two calendar years following November 13, 2012), an independent private sector audit is not required.

Product Description and Related Matters (Instructions 1.01(c)(2))

Description of In-Scope Product: The In-Scope Product is PDF Solutions’ pdFasTest® electrical tester and related systems.

Facilities Used to Process Necessary Conflict Minerals in the In-Scope Product: The list below identifies facilities (smelters) that are known to have processed Conflict Minerals used in the In-Scope Product.

Tanala Kikinzoku Hanbai K.K.

Senju Metal Industry Co., Ltd.

Information About Country of Origin of Necessary Conflict Minerals Used in the In-Scope Product: PDF Solutions knows that some Conflict Minerals used in the In-Scope Product were mined in Japan. But the Company’s due diligence exercise did not enable us to establish with certainty the country of origin of all necessary Conflict Minerals used in the In-Scope Product.

Information About Efforts to Determine Mine or Location of Origin: The description of PDF Solutions’ due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.